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                                                       EXHIBIT 7.7


                              BLACK BEAR REALTY, LTD.
                                7001 Center Street
                                Mentor, Ohio  44060


                                 December 26, 1995






Board of Trust Managers
American Industrial Properties REIT
6220 North Beltline, Suite 205
Irving, Texas  75063

Attention:     Mr. Charles W. Wolcott
               Mr. William H. Bricker

Gentlemen:

     On behalf of Black Bear Realty, Ltd. (the "Fund"), I would like to take this opportunity to confirm the proposals previously made to both of you, as well as the proposal I made at the recent annual meeting of shareholders of American Industrial Properties REIT (the "Trust"). I believe that the Fund's proposals will enable the Fund to make a significant contribution, along with current management of the Trust, to grow the Trust and restore it to profitability.

     The Fund proposes the following transactions:

     1. The Fund would be permitted to purchase up to 30% of the outstanding shares of beneficial interest of the Trust, including the approximately 925,000 authorized but unissued shares of the Trust. The Fund would pay to the Trust $3.00 per share for the authorized but unissued shares. The $3.00 per share represents an approximate 60% premium over the current market price of the Trust's stock. The stock purchase by the Fund would result in an immediate equity infusion into the Trust of approximately $2.8 million.

          The Fund would purchase the remaining shares, up to the 30% limit, in open-market or privately-negotiated transactions with Trust shareholders. Whether the Fund would exercise its right to acquire up to 30% of the outstanding shares would depend on future market conditions and developments with respect to the Trust. The Fund will not purchase shares that in any manner would jeopardize the Trust's status as real estate investment trust under the Internal Revenue Code.

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Black Bear Realty, Ltd.
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Board of Trust Managers
December 26, 1995
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          To enable the Fund to acquire the shares, the Fund requests that the
          Board of Trust Managers of the Trust exercise its discretionary authority to exempt the Fund from the 9.8% limit set forth in Article IX of the Trust's Bylaws. As I have indicated previously, the Fund may, but has no present plans or proposals for, challenging the legality of the imposition of the 9.8% limit.

     2. In exchange for the Fund's substantial commitment to the Trust, the current members of the Board will increase the size of the Board to 5 and elect me and two nominees selected by the Fund as members of the Board. I would be named Chairman of the Board, and I, along with the current members of the Board, would be empowered to negotiate with Manufacturers Life Insurance Company regarding the Trust's outstanding debt and pending lawsuit. I would not take any compensation as Chairman of the Board, other than the standard compensation paid to all members of the Board.

     3. The Trust would enter into employment agreements with Charles W. Wolcott, President and Chief Executive Officer, and Marc A. Simpson, Chief Financial Officer. The agreements would be typical of similar agreements in the REIT industry and would be designed to more closely align the interests of the Trust's two most senior executives with shareholder performance. As part of the employment agreements, the Fund would enter into definitive written agreements to grant (a) to Mr. Wolcott an option for up to 15% of the Trust's shares owned by the Fund on the date of the grant, exercisable for five years, at $3.00 per share, and (b) to Mr. Simpson an option for up to 5% of the Trust's shares owned by the Fund on the date of the grant, exercisable for five years, at $3.00 per share. Because the option is being granted by the Fund, and not the Trust itself, no other Trust shareholder will suffer any dilution as a result of the option.

     4. As I indicated at the recent annual meeting of the Trust, the Fund would be willing to pay up to $75,000 to have an MAI appraisal done of the Trust's properties for the current year. I believe the appraisal would be a benefit to all Trust shareholders because it would provide them with a current market evaluation of the properties and enable us to formulate a strategic plan to commence the growth of the Trust.

     The proposals contained in this letter are not subject to any due diligence or financing contingencies or settlement of the Manufacturers Life lawsuit.

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Black Bear Realty, Ltd.
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Board of Trust Managers
December 26, 1995
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     I am certain that you can appreciate that with firm proposals of this kind, time is of the essence. Consequently, the Fund requests that you respond to its offer no later than 5:00 Cleveland, Ohio time on January 10, 1996.
After that time, the proposals contained herein will become null and void. Of course, I and my legal advisors are available to meet with you prior to that time to discuss our proposals in further detail.

     Because of the significance of the proposals that the Fund is making, this letter will be filed with the Securities and Exchange Commission.

     I look forward to working with both of you to complete the proposals outlined in this letter, and to the resulting opportunity they will provide to the Trust.

                                   Very truly yours,

                                   BLACK BEAR REALTY, LTD.


                                   /s/  Richard M. Osborne
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                                   Richard M. Osborne, Managing Member